NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue
                              Union City, NJ 07087

December 5, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Nuevo Financial Center, Inc. File No. 333-130722 Amendment No. 3 to Registration Statement on Form SB-2 Filed November 8, 2006 and November 15, 2006

Ladies and Gentlemen:

Nuevo Financial Center, Inc. (the "Company"), hereby files this correspondence and responds to your comments in your letter dated November 30, 2006.

Prospectus Cover Page

1. We note your response to our prior comment 1. Please disclose on the cover page of the prospectus, rather than the cover page of the registration statement, that you are registering for resale all the shares that are currently outstanding.

      We have corrected this per your request and the language now appears on the cover page of the prospectus.

Summary, page 1

2. We note your response to our prior comment 2. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The extent of detail provided regarding the consultants and the services they provided is inappropriate for the summary section. Please revise to briefly describe such services and exclude your detailed discussion of the exact duties performed by such consultants, hours worked and rates for services provided. You may include the more detailed disclosure elsewhere in the body of your prospectus if you feel appropriate. Please see Item 503(a) of Regulation S-B part IV.C. of Securities Act Release No. 7497.

      Our response to prior comment 2 has been revised as follows in accordance with your remarks:

      As a group, such services provided to the Company by the consultants included secretarial work, marketing, logistics relating to moving into new headquarters, public market strategies, computer related services, software programming and legal services.

3.    Given that the merger has already occurred:

      a) supplement the first paragraph following the table on page 3 to describe what the actual adjustment was, if any.

            The first paragraph has been removed as it does not apply. No adjustments were made or required.

      b) Revise the second paragraph following the table on page 3 to clarify what is deemed to be "the start of trading" for purposes of this provision and who gives the approval allowing holders of the 1.6 million shares to sell such shares.

            The second paragraph has been revised as follows to clarify the point in response to your comment:

            The remaining 1,600,000 shares of the MCVH shares are restricted under a lock-up agreement held by an escrow agent, so that these shareholders cannot sell them for a period of eleven (11) months from the start of trading of the Registrant's common stock on the OTC Bulletin Board, if such approval is given to the Company by the National Association of Securities Dealers ("NASD"), upon which such NASD approval will permit the lock-up shares to be released at the pace of 1,000,000 shares per quarter.

Competition is Fragmented, page 15

4. Provide support for your statement that your customers use your facility over your competitors because of its superiority in various categories or delete this statement.

      This statement has been deleted.

Employees, page 20

5. We reissue our prior comment 14 with respect to the language you have retained in this section, namely, that "[i]mmediately following the completion of this offering, the Company plans to significantly expand its operations and, in connection with such operations, will require additional employees?"

      This section has been revised as follows:

      At present, the Company employs a total of 45 employees, including one executive and two others, who are senior management. In addition, the Company currently utilizes the services of consultants in the areas of corporate and financial services. If the Company is successful in raising additional financing to implement its growth strategy, such plan includes increasing the number of retail stores and expanding its management team. Such executive and senior management positions to be hired could include a Chief Financial Officer, Chief Operating Officer, Director of Human Resources and Director of Marketing, which the Company believes would be necessary to support an expanding operation.

Liquidity and Capital page 22

6.    a)    We note your response to our prior comment 16. Reconcile your response which indicates you require approximately $500,000 to fund your normal operations for the 12 months ended December 31, 2007 with the near identical disclosure found in the very first risk factor on page 7 but which instead indicates you require approximately $1 million to fund such operations.

            We believe that our response is appropriate as we have eliminated the $500,000 reference throughout the document and clarified that the company would need $1,000,000 through the end of 2007.

      b) In addition, update the paragraph immediately preceding the section entitled "Plan of Operation" to provide the information required by
            Item 303(0(1)(i) for the 12 month period ending December 31, 2007.

            We have added the following language to this section in response to your comment:

            Without taking into consideration its growth and expansion plans, the Company believes that it will require approximately $1,000,000 to fund its normal operations for the twelve months ended December 31, 2007.

            Notwithstanding the foregoing, the Company is seeking additional capital to execute its revised business plan. However, there can be no assurance that the Company will be able to secure such additional financing or whether such financing, if obtained, will be available on terms favorable to the Company.

            On November 1, 2006, the Company secured $500,000 of such financing and will continue to seek the additional financing it believes it requires for the twelve months ended December 31, 2007 (see Note 6 - Subsequent Events, included in the Notes to Condensed Financial Statements of this Report).

Principal Stockholders, page 25

7. We note your response to our prior comment 19. It appears that several of the transactions disclosed in response to our prior comment are transactions requiring disclosure in the section found in Part II of your registration statement entitled "Recent Sales of Unregistered Securities." Please update Part II to provide all the information required by Item 701 of Regulation S-B with respect to such transactions. This section should include any securities issued by you within the past three years, including without limitation, shares of your common stock issued in connection with the merger and the secured convertible promissory notes issued following the merger described in Note 9 to your financial statements.

      We have revised this section as follows to include all transactions during the past three years which have resulted in the sale of securities:

      On May 1, 2003 and prior to the Merger with MCVH, Envios de Valores La Nacional Corporation invested $350,000 in exchange for 1,743,213 shares of common stock of Telediscount.

      On May 4, 2004 and prior to the Merger with MCVH, certain individuals invested an aggregate of $90,000 in exchange for 40,780,065 shares of common stock of Telediscount.

      On November 30, 2004 and prior to the Merger with MCVH, certain holders of an aggregate of $1,000,000 in notes converted the principal amount of such notes into 40,780,065 shares of common stock of Telediscount. On March 11, 2005, the date of the Merger, 116,514,471 shares of common of Telediscount, representing 100% of the outstanding shares of common stock of Telediscount, were converted into 20,000,000 shares of Common Stock of the Company. In addition, 700,000 shares of Common Stock of the Company were issued to Finklestein Capital.

Selling Stockholders, page 28

8. We note that Mr. Cabrera is listed twice in the table. To avoid confusion, please combine the two listings and revise the footnotes to your table accordingly. To the extent your table includes similar repetition with respect to other selling shareholders, please revise such disclosure as well.

      The table has been corrected to clarify that this name should be Eddy Cabrera Sr. and in Footnote 11 it has been disclosed that this is the father of Ed(ward) Cabrera and, as such, should kept separate.

      We combined two other selling shareholders that had multiple listings in the chart, Les Services Financiers Francis Mailhot Inc (50) and GESTION CD LAM INC. (34).

9. Please disclose whether any of your selling shareholders, including Mr. Cabrera, are broker-dealers or affiliates of broker-dealers. We note that have you identified Mr. Cabrera as a registered broker in footnote 7 to the amendment to your registration statement filed on August 23, 2006. If any of the selling stockholders are broker-dealers and acquired shares otherwise than as compensation for investment banking services, please specifically disclose in your prospectus that such stockholder is an underwriter. If your selling stockholders are affiliates of a broker-dealer, explain the nature of the affiliation in your response letter and disclose whether the broker-dealer affiliates acquired the shares in the ordinary course of business and whether at the time of the acquisition of such shares it had any agreements or understandings, directly or indirectly, with any other person to distribute the shares. Alternatively, please specifically state in your prospectus that such affiliates are underwriters.

      We have added this language to Footnote 89 of the Selling Shareholders chart to clarify Edward Cabrera:

      Mr. Cabrera is a registered broker employed by Empire Financial Holdings Co. ("Empire"); however, Mr. Cabrera acquired his shares on a personal basis in the ordinary course and not due to any relationship with a broker-dealer. In addition, at no time of the acquisition of his shares did Mr. Cabrera have any agreement or understanding, directly or indirectly, with any other person to distribute shares. Furthermore, Empire will not be the market maker filing the Form 211 for the Company with the NASDAQ, as previously reported by the Company.

      Also, please be advised that there are no other shareholder is a broker-dealer or underwriter.

Certain Relationships and Related Transactions, page 42

10. We note your response to comment 25. We reissue the comment. Please disclose here the consulting fees described in note 5 to the financial statements and identify the officer.

      We have added the following language to this section:

      The Company paid Jose Araque, an officer of the Company consulting fees along with reimbursement of expenses incurred during the course of business in the amount of $69,037 and $44,750 for the years ended December 31, 2005 and 2004, respectively.

Financial Statements, page 43

11. The financial statement should be updated to comply with Item 310(g) of Regulation S-B at the effective date. Please revise to comply.

      The financial statements and the document have been updated to include the most recent financial statements as of the quarter ended September 30, 2006.

Financial Statements for the June 30, 2006. page 61

Condensed Statements of Operations (unaudited), page 62

12. Please refer to prior comment 30. We note your response to our comment which identifies that the closed store reserve represents "the net book value of assets and any projected costs in anticipation of closing two of the Company's retail locations." Please tell us how your accounting and disclosures for these costs comply with SEAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, or other applicable literature. We may have further comment based on your response.

      We have added the following disclosure in Note 2 - Summary of Significant Accounting Policies in the Notes to Condensed Financial Statements.

      Reserve For Closed Stores

      The Company continuously evaluates the performance of its retail stores and periodically closes those that are under-performing, or where the lease is expiring and the Company elects not to renew. During 2006, the Company had anticipated, and has closed three (3) of its retail locations. These closures are not expected to result in the exit of certain markets, therefore the anticipated closures do not meet the requirements of discontinued operations as noted in SFAS No. 144, "Accounting for Impairment of Disposal of Long Lived Assets". Reserves for future occupancy payments on closed stores are established when the store is expected to be closed, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The reserve is determined from the remaining net book value of assets and any projected costs in anticipation of closing the Company's retail locations.

      The current portion of the closed store reserve is recorded in other current liabilities. The Company records charges for closure as an operating expense in the Condensed Consolidated Statements of Operations. The Company can make no assurances that additional charges related to closed stores will not be required based on the changing real estate environment.

Recent Sales of Unregistered Securities. page 70

13. Revise this section to remove the defined term "Investors" and "Convertible Note" and replace with more detailed disclosure enabling an investor to identify the investors and the transaction pursuant to which such securities were issued.

      This section has bee revised as follows in response to this comment:

      On April 24, 2006, the holders of the Convertible Promissory Note which was entered into by the Company on March 25, 2006 (see Note 4 - Notes Payable in the Notes to Condensed Financial Statements for the period ended June 30, 2006 contained in this prospectus) exercised their option to convert the principal amount of the note together with interest of $756, into 2,318,233 shares of Common Stock at a price of $.04 per share of Common Stock. Such shares were issued on August 25, 2006.

Exhibits

14. Please obtain an opinion of counsel that identifies the registration statement by its file number.

      The legal opinion includes the file number.

The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and,

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


/s/ Jose Araque
    ------------------------------------
    Jose Araque
    President, CEO and Chairman